Via Facsimile and U.S. Mail
Mail Stop 4720

May 19, 2009

Richard P. McKenney
Chief Financial Officer
Sun Life Financial Inc.
150 King Street West, 6th floor
Toronto, Ontario
Canada M5H 1J9

Re: **Sun Life Financial Inc.**
            Form 40-F for the Fiscal Year Ended December 31, 2008
            File No. 1-15014

Dear Mr. McKenney:

        We have reviewed your filing and have the following comments. In our comments, we ask you to provide us with information to better understand your disclosure. Where a comment requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the filing in which you intend to first include it. If you do not believe that revised disclosure is necessary, explain the reason in your response. After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Exhibit 2- Consolidated Financial Statements

5. Financial Investments and Related Net Investment Income
i) Fair Value Methodologies and Assumptions, page 21

  1. You disclose that you use an independent pricing service and broker dealers to estimate fair value. To the extent third parties are used to assist in the determination of fair value, please revise your disclosure to address the following:

- The number of quotes or prices you generally obtained per instrument, and if you obtained multiple quotes or prices, how you determined the ultimate value used in your financial statements; and
- Whether, and if so, how and why, you adjusted quotes or prices obtained from third parties.

19. Income Taxes, page 52

2. You disclose the following on page 25 of MD&A: "The Company had income tax recoveries of $343 million in 2008 compared to income tax expenses of $522 million in 2007. The change was due to a lower level of earnings, realized tax benefits from unrecognized losses on asset impairments of prior years and a non-taxable portion of the gain on the disposal of the Company's interest in CI Financial." Provide us with revised disclosure that quantifies: 1) the amount of realized tax benefits from unrecognized losses on asset impairments of prior years and 2) non-taxable portion of the gain on the disposal of the Company's interest in CI Financial. Tell us why these two items do not appear in the income tax rate reconciliation presented here in Note 19. Also explain why tax benefits from impairments of prior years were not recognized in the same year the impairments were recognized and the nature of the impairments.

3. Tell us how you determined the dollar amounts attributable to the line item "Lower effective rates on income subject to taxation in foreign jurisdictions" in the rate reconciliation ($441 million, $250 million and $239 million). Identify the jurisdictions. Provide us with revised disclosure that explains the variation in the effective tax rate on Sun Life Financial U.S. in Note 4 of 4% in 2006, 20% in 2007 and 39% in 2008.

Note 26. Summary of Differences between accounting principles in Canada and in the United States, page 74

4. Tell us why losses on stocks of $338 million at December 31, 2008 that have been in a continuous loss position for more than 12 months were not considered to be other than temporary impairments and recognized as a loss under US GAAP. Provide us quantified information on losses for more than nine months and more than six months explaining why those losses were not considered to be other than temporary.

* * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your response to our comments and provide the requested information. Detailed letters greatly facilitate our review. Please furnish the letter to us via EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Sasha Parikh, Staff Accountant, at (202) 551-3627 or Lisa Vanjoske, Assistant Chief Accountant, at (202) 551-3614 if you have questions regarding the comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant